CONSENT OF QUALIFIED PERSON

Gilberto Dominguez, P.E.
Knight Piésold and Co.
1999 Broadway, Ste. 600
Denver, CO 80202
Telephone: 303 629 8788

I, Gilberto Dominguez, P.E., consent to the public filing of the Technical Report titled “Ana Paula Project, NI 43-101 Technical Report, Preliminary Feasibility Study, Guerrero, Mexico” dated effective May 16, 2017 (the “Technical Report”) by Alio Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release titled, “Alio Gold Announces Ana Paula Pre-Feasibility Results,” dated May 16, 2017.

I certify that I have read the aforementioned News Release filed by Alio Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26 May 2017.

“signed”
Signature of Qualified Person

Gilberto Dominguez
Print name of Qualified Person